

January 26, 2021

Suneetha Nandana Silva Sudusinghe
President
CANNABIS SUISSE CORP.
Lerzenstrasse 12
8953 Dietikon, Switzerland

> **Re: CANNABIS SUISSE CORP.**
> **Form 10-K/A for the Year Ended May 31, 2020**
> **Filed October 27, 2020**
> **File No. 333-213009**

Dear Mr. Sudusinghe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing